Exhibit 99.11

MILLENNIAL ESPORTS CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Millennial Esports Corp. (the “Company” or “Millennial”)
2982 Bloor St W
Etobicoke, Ontario, M8X 1B9

1.2	Executive Officer

Alex Igelman of Millennial is knowledgeable about the significant acquisition and this business acquisition report, and may be contacted at (647)-346-1888

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Effective February 27, 2018, the Company completed the acquisition of Eden Games, S.A. (“Eden”) pursuant to a share purchase agreement, dated August 4, 2017, between Millennial and each of the shareholders and certain securityholders of Eden (the “Share Purchase Agreement”), whereby Millennial agreed to acquire an 82.5% majority interest in Eden (the “Acquisition”).

Eden is an independent French-based publisher of racing video games organized and existing under the laws of France. Eden has developed one of the most successful game franchises on PlayStation systems: V-Rally. Their latest game, Gear.Club, was released on mobile platforms at the end of 2016 and has already amassed ten million downloads to date. All of Eden’s major technology and intellectual property remains in-house.

Further information about the Acquisition and Eden can be found in the Company’s news releases dated August 8, 2017 and January 15, 2018 (the “Acquisition News Releases”), copies of which have been filed under the Company’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The effective date of the Acquisition is February 27, 2018.

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2.3	Consideration

Under the terms of the Acquisition, Millennial paid €6,904,039.72 as cash consideration and issued 4,438,522 common shares of Millennial at a price of C$0.70 per common share to the securityholders of Eden. Millennial shall have the option to acquire the remaining interest of Eden for one year after the closing date for a purchase price of approximately €2,150,000. Subject to adjustment in accordance with the Share Purchase Agreement, Millennial shall pay the founders of Eden €1,275,000 upon the achievement of certain performance milestones. Millennial shall grant holders of warrants in the capital of Eden the option to exchange their warrants (the “Eden Warrants”) for options of Millennial, with such exchange to be on the same exchange ratio as the Acquisition. The Eden Warrants are equal to approximately 1% of the issued capital of Eden.

To assist in financing the Acquisition, Millennial completed a non-brokered offering of equity units (“Equity Units”) at a price of C$0.70 per Equity Unit (the “Private Placement”) in two tranches on January 9, 2018 and February 8, 2018. Pursuant to the Private Placement, Millennial issued 18,804,075 Equity Units for gross proceeds of C$13,162,852. Each Equity Unit was comprised of one (1) common share of Millennial and one-half of one (1/2) common share purchase warrant of Millennial (a “Warrant”). Each whole Warrant will entitle the holder to acquire (1) common share of Millennial for a period of 24 months from the date of issuance of the Warrant, at an exercise price of $1.20 per share.

2.4	Effect on Financial Position

Except as disclosed in this business acquisition report and the Acquisition News Releases, the Company does not have any current plans for material changes in the Company’s or Eden’s business affairs which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate the business of Eden, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization, or to make any material changes to the business or corporate structure of the Company or Eden.

In connection with the Acquisition, the Company and the remaining shareholders of Eden entered into a shareholders’ agreement in order to govern their relationship as shareholders and to provide for management of Eden.

2.5	Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion within the last twelve months by Eden or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of the Company as defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations.

2.7	Date of Report

November 23, 2018

Item 3	Financial Statements

Attached to this business acquisition report as Schedule “A” is the audited consolidated financial statements of Eden as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the report of the independent public accounting firm thereon.

SCHEDULE “A”

Eden Financial Statements

EDEN GAMES S.A.

Independent Auditor's Report

For the year ended December 31, 2017

SIEGE SOCIAL : LE PREMIUM - 131, BOULEVARD STALINGRAD - 69624 VILLEURBANNE CEDEX
TEL : +33 (0) 4 26 84 52 52 - FAX : +33 (0) 4 26 84 52 59

SOCIETE PAR ACTIONS SIMPLIFIEE INSCRITE AU TABLEAU DE L'ORDRE DES EXPERTS-COMPTABLES DE LYON ET A LA COMPAGNIE DES COMMISSAIRES AUX COMPTES
CAPITAL DE 5.986.008 EUROS - RCS LYON 351 497 649

EDEN GAMES S.A.

21 Cours de la Liberté, 69003 LYON

RCS LYON: 798 248 399

Independent Auditor's Report

For the year ended December 31, 2017

EDEN GAMES S.A.

Independent Auditor's Report for the year ended December 31, 2017

Independent Auditor's Report

To the President of the Board of Directors

We have audited the accompanying financial statements of Eden Games S.A., which comprise the statement of financial position as at December 31, 2017, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, due to fraud or error.

Auditor's Responsability

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. These procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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EDEN GAMES S.A.

Independent Auditor's Report for the year ended December 31, 2017

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Eden Games S.A. as at December 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Villeurbanne, France

November 20th, 2018

MAZARS

/s/ Philippe Galofaro

PHILIPPE GALOFARO

2

Eden Games SA

FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in Euros)

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Contents

Independent Auditor's Report.. 3
Statements of Financial Position.. 4
Statements of Income (Loss) and Comprehensive Income (Loss). 5
Statements of Cash Flows..6
Statements of Changes in Shareholders' Equity.................................7
Notes to the Financial Statements................................ 8

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Eden Games SA
STATEMENTS OF FINANCIAL POSITION
(Expressed in Euros)

	Note	December 31, 2017 €	December 31, 2016 €
Assets			
Cash		243,351	261,029
Amounts receivable	4	672,949	169,271
Tax credits receivable	17	498,210	522,712
Grants receivable	5	-	50,000
Total current assets		1,414,510	1,003,012
Deposits		25,164	35,165
Property and equipment	6	70,696	63,236
Intangible assets	7	62,000	168,284
Total assets		1,572,370	1,269,697
Liabilities			
Accounts payable and accrued liabilities	8	663,587	410,284
Amounts due to related parties	9	3,226	4,607
Current portion of long term debt	10	45,000	45,000
Total current liabilities		711,813	459,891
Long term debt	10	382,500	405,000
Total liabilities		1,094,313	864,891
Shareholders' equity			
Share capital	11	83,494	83,494
Additional paid in capital	11	4,166,120	4,166,120
Share-based payment reserve	11	60,837	40,687
Deficit		(3,832,394)	(3,885,495)
Total shareholders' equity		478,057	404,806
Total liabilities and shareholders' equity		1,572,370	1,269,697
Going concern	1		
Commitments and contingencies	16		
Subsequent events	18		

Approved on behalf of the Board:

_______________________, Director

_______________________, Director

The accompanying notes are an integral part of these financial statements.

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Eden Games SA
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Euros)

	Note	2017	2016
		€	€
Revenue		2,730,128	264,904
Direct costs	14	1,977,581	1,914,038
		752,547	(1,649,134)
Expenses			
General and administration	15	506,534	291,680
Share-based compensation	11	20,150	5,804
Amortization		172,762	130,913
Total expenses		699,446	428,397
Net income (loss) and comprehensive income (loss)		53,101	(2,077,531)
Basic income (loss) per share - basic and diluted	11	0.06	(2.76)
Weighted average number of common shares outstanding	11		
- basic		834,936	751,599
- diluted		838,989	751,599

The accompanying notes are an integral part of these financial statements.

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Eden Games SA
STATEMENTS OF CASH FLOWS
(Expressed in Euros)

	Note	2017	2016
		€	€
Cash flows from operating activities			
Net income (loss) from operations		53,101	(2,077,531)
Adjustments to reconcile net loss to net cash used in operating activities			
Share-based compensation		20,150	5,804
Amortization		172,762	130,913
Change in non-cash working capital			
Prepaid expenses and deposits		10,001	(25,300)
Amounts receivable		(503,678)	(120,613)
Tax credits receivable		24,417	(50,730)
Government grant receivable		50,000	(50,000)
Accounts payable and accrued liabilities		253,303	145,108
Net cash used in operating activities		80,056	(2,042,349)
Cash flows from investing activities			
Property and equipment		(59,418)	(34,322)
Intangible assets		(14,435)	(160,796)
Net cash used in investing activities		(73,853)	(195,118)
Cash flows from financing activities			
Amounts due to related parties		(1,381)	1,856
Long-term debt		(22,500)	-
Issuance of shares		-	1,860,006
Share issue costs		-	(2,551)
Net cash provided by financing activities		(23,881)	1,859,311
Net change in cash and cash equivalents		(17,678)	(378,156)
Cash and cash equivalents, beginning of year		261,029	639,185
Cash, end of year		243,351	261,029

The accompanying notes are an integral part of these financial statements.

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Eden Games SA

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in Euros)

	Note	Amount	Additional paid in capital	Share-based payment reserve	Deficit	Total shareholders' equity
		€	€	€	€	€
Balance, December 31, 2015		68,198	2,323,961	34,883	(1,807,964)	619,078
Net loss and comprehensive loss		-	-	-	(2,077,531)	(2,077,531)
Share-based compensation	11	-	-	5,804	-	5,804
Issuance of shares	11	15,296	1,844,710	-	-	1,860,006
Share issue costs	11	-	(2,551)	-	-	(2,551)
Balance, December 31, 2016		83,494	4,166,120	40,687	(3,885,495)	404,806
Net income and comprehensive income		-	-	-	53,101	53,101
Share-based compensation	11	-	-	20,150	-	20,150
Balance, December 31, 2017		83,494	4,166,120	60,837	(3,832,394)	478,057

The accompanying notes are an integral part of these financial statements.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

1. CORPORATE INFORMATION AND GOING CONCERN

The principal business of Eden Games SA (the "Company") is to acquire, develop and distribute a portfolio of products in the digital entertainment space that focuses mainly on video gaming. The Company creates sustainable shareholder value through acquisition of proven, yet under-appreciated assets with long-term global potential. The Company grows its' portfolio through a unique combination of growth engines: Market Insight, Publishing, Global Presence and Brand Partnerships.

The Company is a privately held company incorporated under the trade court of Lyon on April 30, 2014. Corporations controlled by Guillaume Lautour hold an aggregate of 52.89% of the Company's issued and outstanding shares as at December 31, 2017. The head office of the Company is located at 21 Cours de la Liberté, Lyon, 69003, France.

The Company had net income of €53,101 for the year ended December 31, 2017 (2016: net loss of €2,077,531) and as at December 31, 2017 had working capital of €702,697 and deficit of €3,832,394 as at December 31, 2017 (2016: €543,121 and €3,885,495, respectively).

The Company's ability to continue operations in the normal course of business is dependent on several factors, including its ability to generate revenues and positive cash flows from operations, and secure additional funding. Management believes it has sufficient working capital to support ongoing operations for the next 12 months. This going concern assessment is based on the cash situation as of the date of Board approval of these financial statements and the forecasts in terms of cash in and cash out for the November to December 31, 2018 period.

These financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION

a) Statement of compliance

These financial statements as at and for the years ended December 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRS Interpretation Committee ("IFRIC") interpretations issued and effective at December 31, 2017.

These financial statements were approved by the Board of Directors on November 16, 2018.

b) Basis of measurement

These financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value. These financial statements have also been prepared on an accrual basis except for cash flow information.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, unless otherwise indicated.

a) Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Estimates:

i) Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures, obligations or contingent consideration are the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

ii) Impairment

Assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed their recoverable amounts.

iii) Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility, dividend yield, forfeiture rate and making assumptions about them.

Judgments:

i) Income, value added, withholding and other taxes, tax credits

The Company is subject to income, value added, withholding and other taxes and is eligible for certain tax credits. Significant judgment is required in determining the Company's provisions for taxes and tax credits. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities, and tax credits requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

ii) Impairment

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset's fair value less cost to sell or its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in statement of loss and comprehensive loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in income or loss for the period.

iii) Going concern

As described in the continuation of business note, management uses its judgment in determining whether the Company is able to continue as a going concern. Refer to Note 1.

iv) Useful lives and residual values of intangible assets

Management estimates the useful lives and residual values to calculate amortization expense. Significant judgment is involved in the determination of useful life for the computation of amortization of intangible assets. No assurance can be given that the actual useful lives will not differ significantly from current assumptions.

b) Foreign currency translation

Functional and presentation currency

These financial statements are presented in Euros ("€"), which is the Company's functional and presentation currency.

Foreign currency transactions

Transactions entered into in a currency other than the functional currency are recorded at the rates prevailing when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the statements of loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gains or losses recognized in the statements of loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in net loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

c) Cash

Cash includes cash on hand and deposits held with financial institutions.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

d) Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), loans and receivables, held to maturity investments ("HTM"), or available for sale financial assets ("AFS"), as appropriate and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset's cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i) Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the statement of financial position at fair value with changes in fair value recognized in net loss. Transaction costs are expensed as incurred.

ii) Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. The Company has classified cash as loans and receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

iii) HTM investments

HTM financial instruments are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses. The Company did not classify any assets as HTM.

iv) AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in net loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive loss is reclassified from the AFS reserve to net loss. The Company has not designated any of its financial assets as AFS.

v) Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the asset's original effective rate.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

The carrying amount of all financial assets, excluding other receivables, is directly reduced by any impairment loss. The carrying amount of other receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in net loss. A provision for impairment is made in relation to other receivable, and an impairment loss is recognized in net loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through net loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversals for AFS equity instruments are recognized in other comprehensive loss.

vi) Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

e) Financial liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i) Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company's other financial liabilities include accounts payable, accrued liabilities, related party liability, loans and the liability portion of the convertible debenture.

ii) Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of comprehensive loss. The Company does not have any financial liabilities classified as FVTPL.

f) Income (loss) per share

Basic income (loss) per share is computed by dividing the net income (loss) applicable by the weighted average number of common shares outstanding during the reporting period. Diluted income (loss) per share is computed by dividing the net income (loss) by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of stock options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the reporting period. Where there is a net loss, basic and diluted loss per share are the same because the exercise of any outstanding stock options in the diluted loss per share calculation is anti-dilutive.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

g) Property and equipment

i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other costs directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of property and equipment upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii) Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property and equipment are recognized in net loss as incurred.

iii) Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in net loss on a straight-line basis over the estimated useful lives of each item or component of an item of property and equipment as follows:

- Furniture and office equipment — 5 - 10 years
- Computer equipment and software — 3 years
- Leasehold improvements — Shorter of estimated useful life or remaining term of the lease

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

iv) Gains and losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized net within other income in the statement of loss and comprehensive loss.

v) Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of property and equipment.

vi) De-recognition

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net loss in the period the item is derecognized.

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Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

h) Intangible assets

Certain costs incurred in connection with the acquisition and development of software are capitalized to intangible assets. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees. These costs are recognized as intangible assets when the following criteria are met:

- It is technically feasible to complete the software product so that it will be available for use;
- Management intends to complete the software product;
- It can be demonstrated how the software product will generate future economic benefits;
- Adequate technical, financial, and other resources to complete the development and to use or sell the software products are available; and
- The expenditure attributable to the software product during its development can be reliably measured.

Intangible assets are amortized over their estimated useful lives. Software licenses are amortized over 5 years using straight line amortization methods and intellectual properties are amortized over 10 years using straight line amortization method.

i) Royalties and intellectual property licenses

Royalty and intellectual property license expenses consist of royalties and license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Company's products. Royalty-based payments that are paid in advance are generally capitalized and expensed to cost of sales at the greater of the contractual or effective royalty rate based on net product sales.

j) Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive loss or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid, to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxes are recognized on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized. The Company has not recognized any deferred tax assets as at December 31, 2017 and 2016.

k) Share-based payments

Equity-settled share-based payments for directors, officers and employees are measured at estimated fair value at the date of grant and recorded as compensation expense in the statement of loss and comprehensive loss. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company's estimate of shares that will eventually vest. The number of forfeitures likely to occur is estimated on grant date. Any consideration paid by the optionee on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

14 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

l) Provisions and contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the financial statements.

The Company had no material provisions at December 31, 2017 and 2016.

m) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

n) Research costs

Internally generated expenditure on research activities is recognized in the statement of loss and comprehensive loss as an expense in the period in which it is incurred since such costs do not meet the criteria for capitalization listed in the intangibles policy above.

o) Government assistance and investment tax credits

The Company is entitled to certain French investment tax credits for qualifying research and development activities performed in France. The Company records investment tax credits when qualifying expenditures have been made provided there is reasonable assurance that the credits will be realized. The amount of investment tax credits recorded can vary, based on estimates of future taxable income. These credits can be applied against income tax liabilities and are subject to a xx-year carry-forward period or, in some cases, are refundable. Accrued investment tax credits are accounted for as a reduction of the related expenditures for items expensed in profit or loss or a reduction of the related asset's cost for items capitalized in the statements of financial position.

p) Revenue recognition

The Company recognizes revenue when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a customer purchase order, (2) the products are delivered and risk of loss has been transferred to the customer, (3) the selling price is fixed or determinable, and (4) collection of the cusomter receivable is deemed reasonably assured. The Company's payment arrangements with customers typically provide net 30 and 60 day terms. All of the Company's arrangements are single element arrangements and there are no undelivered elements after the point of shipment.

15 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

Amounts billed to customers for shipping and handling are included in net sales, and costs incurred related to shipping and handling is included in cost of sales. The Company excludes sales and other taxes collected from customers from net sales.

Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

Interest revenue is recognized on a time proportionate basis.

q) Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, and non-interest bearing loans, are recognized where there is reasonable assurance that the amount of government assistance will be received and all attached conditions will be complied with. When the amount relates to an expense item, it is recognized in income on a systematic basis as a reduction to the costs that it is intended to compensate. When the amount relates to an asset, it reduces the carrying amount of the asset and is then recognized as income over the useful life of the depreciable asset by way of a reduced depreciation charge.

r) Newly adopted accounting standards

During the year ended December 31, 2017, the Company has applied the following new and revised IFRS in these financial statements:

- IAS 12, Income Taxes (amendment); and
- IAS 7, Statement of Cash Flows (amendment)

The adoption of these revised standards and interpretations did not have a significant impact on the Company's financial statements.

s) Accounting standards issued but not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC) that are mandatory for accounting periods on or after January 1, 2018 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9 - Financial Instruments ("IFRS 9") was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity's own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

IFRS 15 - Revenue Recognition ("IFRS 15") was issued by the IASB in May 2014. IFRS 15 establishes a new five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue or industry. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue and will be applied using the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This new revenue standard, which has been jointly issued by the IASB and the US Financial Accounting Standards Board, is applicable to all entities and will supersede the current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018.

16 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

IFRS 16 - Leases ("IFRS 16") was released in January 2016 and replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted if IFRS 15 has also been applied.

IFRIC 23 - Uncertainty Over Income Tax Treatments ("IFRIC 23") was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted.

4. AMOUNTS RECEIVABLE

Amounts receivable were comprised of:

	December 31, 2017 €	December 31, 2016 €
Trade receivables	652,104	95,528
VAT recoverable	18,315	72,679
Other receivables	2,530	1,064
Total	672,949	169,271

5. GRANTS RECEIVABLE

During the 2014 fiscal year, the Company signed a grant agreement with Centre National du Cinema ("CNC") for a €200,000 grant comprised of the following two components:

(a) An immediate payment of €150,000 received in 2014; and
(b) A second payment of €50,000 conditional on the completion of various documents, including a summary of direct costs incurred for purposes of the GT Spirit game.

During the year ended December 31, 2016, the Company submitted the various documents required for the second payment and the €50,000 was received on February 27, 2017.

17 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Office furniture and fixtures	Computer equipment and software	Leasehold improvements	Games	Total
	€	€	€	€	€
Cost					
Balance, December 31, 2015	12,890	92,949	4,653	9,491	119,983
Additions	3,970	26,510	36	3,806	34,322
Balance, December 31, 2016	16,860	119,459	4,689	13,297	154,305
Additions	6,355	50,964	2,100	-	59,419
Balance, December 31, 2017	23,215	170,423	6,789	13,297	213,724
Accumulated depreciation					
Balance, December 31, 2015	4,027	29,064	1,633	3,306	38,030
Depreciation	4,004	42,711	936	5,388	53,039
Balance, December 31, 2016	8,031	71,775	2,569	8,694	91,069
Depreciation	4,344	42,611	1,066	3,938	51,959
Balance, December 31, 2017	12,375	114,386	3,635	12,632	143,028
Net book value					
Balance, December 31, 2016	8,829	47,684	2,120	4,603	63,236
Balance, December 31, 2017	10,840	56,037	3,154	665	70,696

18 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Licenses	Total
Cost	€	€
Balance, December 31, 2015	105,139	105,139
Additions	160,796	160,796
Balance, December 31, 2016	265,935	265,935
Additions	14,435	14,435
Balance, December 31, 2017	280,370	280,370
Accumulated depreciation		
Balance, December 31, 2015	19,778	19,778
Depreciation	77,873	77,873
Balance, December 31, 2016	97,651	97,651
Depreciation	120,719	120,719
Balance, December 31, 2017	218,370	218,370
Net book value		
Balance, December 31, 2016	168,284	168,284
Balance, December 31, 2017	62,000	62,000

Intangible assets are comprised of licenses for the use of various automobile brandnames and images which expire on various dates during the period December 31, 2018 to December 31, 2019.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to professional services and other general and administrative services. The credit period for purchases typically ranges from 30 to 90 days.

	2017	2016
	€	€
Trade payables	212,675	314,207
Accruals	145,696	7,800
Corporate tax payable	131,486	-
Employee and social security	173,730	88,277
Total	663,587	410,284

19 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

9. Related Party Transactions

i) Key management remuneration

The Company's related parties include key management. Key management includes executive directors. The remuneration of the key management of the Company during the years ended December 31, 2017 and 2016 was as follows:

	2017	2016
	€	€
Short-term benefits	156,000	152,000
Share-based payments	-	-
Total	156,000	152,000

ii) Other related parties

As at December 31, 2017, an amount of €3,171 (December 31, 2016 - €4,552) was owing to David Nadal, a shareholder who is also an officer and director of the Company. This amount is unsecured, non-interest bearing and due on demand.

As at December 31, 2017, an amount of €55 (December 31, 2016 - €55) was owing to Idinvest, a corporation controlled by a shareholder who is also an officer and director of the Company. This amount is unsecured, non-interest bearing and due on demand.

David Nadal and Jean-Yves Geoffroy, who are the co-founders, directors and officers of the Company, held 26.3% and 19.2%, respectively, of the issued and outstanding share capital of the Company as at December 31, 2017 (December 31, 2016 - 26.3% and 19.2%, respectively).

10. Long Term Debt

On September 9, 2014, the Company entered into a loan arrangement with Banque Publique d'Investissement ("BPI") for €450,000. This loan is unsecured, non-interest bearing and matures on June 30, 2022, with the first payment paid on September 30, 2017. The non-interest bearing nature of the loan is considered to be a form of government assistance. However, as the loan originated prior to the adoption of IFRS, the loan has not been discounted using estimated market interest rates for an equivalent instrument. Fees of €13,000 were paid in connection with the loan.

The loan is repayable as follows:

2018	€ 90,000
2019	90,000
2010	90,000
2021	90,000
2022	45,000

20 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

11. SHARE CAPITAL

i) Authorized

The Company's authorized share capital consists of:

- unlimited number of common shares with par value of €0.10 per share

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company. The holders of the common shares are entitled to (a) receive any dividends as and when declared by the Board of Directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

ii) Issued

	Common shares Number	Share capital €	Additional paid in capital €
Balance, December 31, 2015	681,975	68,198	2,323,961
Issued	152,961	15,296	1,844,710
Issue costs	-	-	(2,551)
Balance, December 31, 2016	834,936	83,494	4,166,120
Balance, December 31, 2017	834,936	83,494	4,166,120

During the year ended December 31, 2016, the Company issued an aggregate of 152,961 shares of the Company at a price of €12.16 per share for gross proceeds of €1,860,006. Costs related to the issue totaled €2,551.

iii) Income (loss) per share

Basic income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2017, amounting to 834,936 (2016 - 751,599) common shares. Diluted income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2017, amounting to 842,830 (2016 - 751,599) common shares. During the year ended December 31, 2017, 8,250 stock options exercisable at €12.16 were excluded from diluted net income per share as they were anti-dilutive.

21 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

iv) Share-based compensation

During the year ended December 31, 2017, the Company granted 8,250 options to employees of the Company exercisable at €12.16 per share for a period of 10 years. The options vest as follows: 25% after one year, with 6.25% vesting every quarter thereafter for the next three years. The grant date fair value of €42,000 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected volatility of 100%, risk-free interest rate of 1%, expected life of 10 years, expected dividend yield of 0%, and share price of €6. During the year ended December 31, 2017, the Company recognized stock-based compensation of €20,150 (2016 - €5,804) relating to the vesting of these options.

The following table reflects the continuity of stock options for the periods presented:

	Number	Weighted average exercise price €	Grant date fair value €
Balance, December 31, 2015	8,000	6.00	42,800
Issued	-	0.00	-
Balance, December 31, 2016	8,000	6.00	42,800
Issued	8,250	12.16	42,000
Balance, December 31, 2017	16,250	9.13	84,800

The following table reflects the stock options issued and outstanding at December 31, 2017:

Grant date	Number of options outstanding	Number of options exercisable	Exercise price €	Weighted average remaning contractual life (years)	Expiry date
31-Jan-14	8,000	7,500	6.00	5.08	30-Jan-24
20-Mar-17	8,250	-	12.16	9.22	20-Mar-27
	16,250	7,500	9.13	7.18	

12. GEOGRAPHIC SEGMENT INFORMATION

All of the Company's property and equipment are located in France.

22 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

13. Financial Risk Management Objectives and Policies

i) Fair value of financial assets and liabilities

The carrying amounts for cash, prepaid expenses, other assets, amounts due from related parties and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values, these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the reporting periods. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

ii) Risk management policies

The Company is sensitive to changes in foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

a) Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Euro and United States dollar or other foreign currencies will affect the Company's operations and financial results. The majority of major expenditures are transacted in Euros and the Company maintains the majority of its cash in Euros, the functional currency of the Company. Significant foreign exchange gains or losses are reflected as a separate component of the statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% weakening of the Euro against the same foreign currencies would not have a significant impact on the Company's financial statements as at December 31, 2017 and 2016.

b) Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and accounts receivable.

Cash is maintained with financial institutions of reputable credit in Canada and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company's credit risk is primarily concentrated in accounts receivable. The Company generally does not require collateral on accounts receivable because the majority of its customers are large, well-capitalized, established retail entities with operations worldwide. The Company maintains an allowance for doubtful accounts. As at December 31, 2017 and 2016, the allowance was €Nil. For the year ended December 31, 2017, sales to the largest customer comprised 45% (2016 - 82%) of gross sales, sales to the second largest customer comprised 31% (2016 - 12%) of gross sales and sales to the third largest customer comprised 12% of gross sales. There were no other customers which accounted for greater than 10% of gross sales for the years ended December 31, 2017 and 2016. As at December 31, 2017, accounts receivable was comprised of amounts due from two customers representing 51% and 31% of the accounts receivable balance, respectively (2016 - three customers: 51%, 35% and 15%, respectively). Also include in accounts receivable as at December 31, 2017, is €69,874 (2016 - €Nil) due from Millennial Esports Corp. for expense recoveries (see Note 18).

23 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet any capital commitments in a cost-effective manner. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and equity capital markets. In light of market conditions, the Company had initiated a series of measures to bring its spending in line with the projected cash flows from its operations and available project specific facilities in order to preserve its financial position and maintain its liquidity position. As at December 31, 2017, accounts payable and accrued liabilities of €663,587, amounts due to related parties of €3,226, and €45,000 of the loan payable are due within one year, and represent all significant current contractual commitments, obligations, and interest and principal repayments on financial liabilities.

d) Market risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, interest rates and stock based compensation costs.

e) Interest rate risk

Interest rate risk is the potential impact on any Company earnings due to changes in bank lending rates and short-term deposit rates. The Company has some exposure to interest rate risk due to its outstanding interest bearing loans discussed in Note 10. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

f) Capital management

The Company manages its cash, share capital and long-term debt as capital. The Company's main objectives when managing its capital are:

- to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;
- to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business;
- to safeguard the Company's ability to obtain financing; and
- to maintain financial flexibility in order to have access to capital in the event of future acquisitions.

The Company manages its capital structure and makes adjustments to it in accordance with the objectives stated above, as well as responds to changes in economic conditions and the risk characteristics of the underlying assets.

There were no significant changes to the Company's approach to capital management during the year ended December 31, 2017.

The Company is not subject to externally imposed capital requirements.

24 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

14. DIRECT COSTS

	Note	2017 €	2016 €
Subcontracting fees		1,033,396	1,273,063
Salaries and benefits		1,111,794	807,073
Travel		59,066	51,726
Tax credits	17	(226,675)	(217,824)
Total		1,977,581	1,914,038

15. GENERAL AND ADMINSTRATIVE COSTS

	2017 €	2016 €
Occupancy costs	251,159	107,339
Office and general	99,044	100,639
Professional fees	35,270	19,880
Other	121,061	63,822
Total	506,534	291,680

16. COMMITMENTS AND CONTINGENCIES

a) Legal claims

The Company is subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on its losses, cash flow or financial position.

b) Operating leases

The Company is obligated under operating leases for use of its office premises for a 9 year period ending April 15, 2025. The Company can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 is required every quarter. Annual future minimum rental payments under operating leases as at December 31, 2017, for the first 3 year period are as follows:

2018	€ 100,000
2019	€ 25,000

c) Royalty expenses

Royalty expenses consist of royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Company's products. The Company has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. The Company has committed to pay royalties ranging from 3.5% to 7.5% of revenues after certain thresholds have been met, in connection with the license arrangements disclosed in Note 7. Royalty expenses were €Nil and €Nil for the years ended December 31, 2017 and 2016, respectively.

25 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

17. INCOME TAXES

a) Provision for income taxes

Major items causing the Company's effective income tax rate to differ from the French statutory rate of 33.33% (2016 - 33.33%) were as follows:

	2017 €	2016 €
Income (loss) before income taxes	53,101	(2,077,531)
Expected income tax recovery based on statutory rate	18,000	(692,000)
Adjustment to expected income tax benefit:		
Non-deductible amounts	-	2,000
Change in tax assets not recognized	(18,000)	(18,000)
Deferred income tax provision (recovery)	-	(708,000)

b) Deductible temporary differences

The following table summarizes the Company's net operating tax losses and deductible temporary differences not recognized that may be available to be applied against future taxable profit. The Company's capital losses not recognized may be available to be applied against future captial gains.

	2017 €	2016 €
Deductible temporary differences	69,000	71,000
Tax losses	4,887,000	4,629,000
Total	4,956,000	4,700,000

Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

As at December 31, 2017 he Company has non-capital losses available for carryforward of €4,995,000 (2016 - €4,629,000) that can be applied against future taxable profit. The French general tax code allows for the carry forward of non-capital losses for an unlimited time; however, in previous tax losses can be applied against taxable income in a given year in the maximum amount of €1,000,000 and 50% of taxable income in excess of €1,000,000.

c) Tax credits

The Company has recorded a receivable of €498,210 as at December 31, 2017 (December 31, 2016 - €522,712) for research and export tax credits. Tax credits have been recorded as a deduction from direct costs.

26 of 27

Eden Games SA
NOTES TO THE FINANCIAL STATEMENTS
As at and for the years ended December 31, 2017 and 2016
(Expressed in Euros)

18. SUBSEQUENT EVENTS

On February 27, 2018, the Company formally closed an agreement (the "Purchase Agreement") whereby Millennial Esports Corp. ("Millennial"), an esports company listed on the Canadian TSX Venture Exchange, acquired an approximate 82.5% majority interest of the Company with payment of the cash and share consideration under the Purchase Agreement previously having been completed on January 16, 2018 and all conditions having been satisfied by January 24, 2018.

The terms of the Transaction are as follows:

- Millennial made aggregate cash payments of Cdn$9,074,449 and issued 4,438,522 common shares, ascribed a fair value of Cdn$2,819,172 to securityholders of the Company in exchange for acquiring the approximate 82.5% majority interest.
- Millennial is obligated to pay additional purchase price consideration of €1,275,000 to the founders of the Company within a five day period after October 31, 2018 should the following milestones be achieved:
  - i) development of two (2) new Gear.Club game modules is completed: €637,500
  - ii) revenue in the 12 months subsequent to October 31, 2017 reaches a minimum of €3,000,000, and Millennial's cash flow is positive at that point in time: €637,500.

Millennial and the sellers of the Company have certain call and put options with respect to the remaining 17.5% in the Company:

- Until January 9, 2019: Millennial has an option to purchase the remaining common shares of the Company at €12.16 per share (€1,274,745 in total),
- From January 9, 2019 to February 8, 2019: the founders of the Company have an option to sell their remaining 104,831 common shares to Millennial at €12.16 per share (€1,274,745 in total)
- Until April 1, 2019: Millennial has an option to purchase the 36,478 remaining preferred shares of the Company at €24.32 per share (€887,145 in total) held by venture funds.
- Until January 9, 2019: the venture funds have an option to sell their remaining preferred shares to Millennial at €12.16 per share (€443,572 in total)
- During the 6-month period starting from the exercise of the warrants by their holders: Millennial has an option to exchange the 8,250 shares issued upon exercise of the 8,250 incentive warrants for 214,500 Millennial Shares,
- Before January 10, 2020: each warrant holder has an option to exchange their warrants for Millennial options (214,500 options in total)

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